May 24, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
Attention: Christian Windsor, Special Counsel

Re:	First BanCorp. Registration Statement on Form S-4 Filed on March 5, 2010 File No. 333-165252
Dear Mr. Windsor:
This responds to your letter dated April 1, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Registration Statement on Form S-4 filed on March 5, 2010 (the “Registration Statement”). Set forth below in italics are the comments contained in your letter, together with our responses.
Registration Statement on Form S-4
General
1.	We note that you have not included the information required by Item 19(a)(7) of Form S-4. Please revise to include this information.

Response: Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Securities and Exchange Commission as of the date hereof, is filed on Form S-1. In reliance upon General Instruction VII, certain of the disclosure required by Items 3 through 11 of the Form S-1 (which includes the information that would have been required by Item 19(a)(7) of Form S-4), is incorporated by reference from the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, definitive proxy statement for the 2010 Annual Meeting of Stockholders and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. Please see “Incorporation of Certain Documents by Reference” on page 4 and “Description of Capital Stock” on page 81 of Amendment No. 1.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

2.	Please tell us if you intend to register the offer and sale of the 14,530,588 shares of Common Stock that may be issued pursuant to the anti-dilution right or if you intend to complete that transaction pursuant to an exemption from registration. To the extent you intend to claim an exemption, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration will be claimed and state briefly the facts to be relied upon to make the exemption available. Please also tell us why the private offering should not be integrated with the public offering.

Response: If The Bank of Nova Scotia (“BNS”) chooses to exercise its anti-dilution right in connection with the completion of the Exchange Offer, the Corporation intends to rely on the exemption from registration under Securities Act Section 4(2) to complete such transaction. The Corporation believes that the possible private placement of shares to BNS pursuant to its anti-dilution right under the terms of the Stockholder Agreement, dated August 24, 2007 (the “Stockholder Agreement”), by and between us and BNS, should not be integrated with the public offering of shares in the Exchange Offer because the Corporation has a pre-existing relationship with BNS, which currently holds 10% of the Corporation’s outstanding shares of common stock (the “Common Stock”). The Corporation’s position is supported by interpretive guidance outlined in “Revisions of Limited Offering Exemptions in Regulation D,” Release No. 33-8828 (August 3, 2007) (the “Release”). In the Release, the Commission explained that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” Further, the Release states that:
the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are ‘‘qualified institutional buyers’’ as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, preexisting relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.
The Division of Corporation Finance has indicated that “in the specific situation of concurrent public and private offerings, only the guidance set forth in the Securities Act Release No. 8828 applies.” Compliance and Disclosure Interpretations—Securities Act Sections, No. 139.25 (November 26, 2008).

The Corporation believes that Securities Act Section 4(2) is available if BNS chooses to exercise its anti-dilution right pursuant to the Stockholder Agreement. The Common Stock that the Corporation would issue to BNS in any such private placement will not be offered or sold through means of a general solicitation, including the Registration Statement, but rather pursuant to the Corporation’s pre-existing obligation under the Stockholder Agreement. The Corporation advised BNS of the expected triggering of its anti-dilution right as a result of the Exchange Offer prior to its filing of the Registration Statement to offer to exchange shares of Common Stock for outstanding registered preferred stock (the “Preferred Stock”). As a result, and based upon the Commission’s guidance set forth in the Release, the potential private placement to BNS should not be integrated with the public offering that is the subject of the Registration Statement.

Similarly, the Corporation believes that Securities Act Section 4(2) is available for the concurrent offer of Common Stock in one or more offerings, which is disclosed in Amendment No. 1. The potential investors for these private placements have been and are being contacted wholly independently of the Registration Statement.

3.	Tell us if First BanCorp, after the exchange offer, has the ability to exercise the voting rights for any preferred shares exchanged. If First BanCorp can exercise the voting rights, consider including additional disclosure concerning First BanCorp’s ability to change the rights of the preferred shareholders.

Response: Upon the issuance of shares of Common Stock in exchange for tendered Preferred Stock, the shares of Preferred Stock will have the status of authorized but unissued shares of Preferred Stock, without designation as to series, until the shares are once more designated as part of a particular series by the Board of Directors of the Corporation. Accordingly, the Corporation will not have the ability to exercise the voting rights of any Preferred Stock tendered in the Exchange Offer. On page 55 of the Registration Statement and page 58 of Amendment No. 1, the Corporation states as follows in this regard: “All shares of Preferred

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

Stock accepted for exchange in the Exchange Offer will be retired by our board of directors and restored to the status of authorized but unissued shares of preferred stock without designation as to series.”

4.	Please provide us with your analysis supporting your conclusion that you could provide information consistent with General Instruction B.1.a of Form S-4. Also, provide your analysis supporting your conclusion that you can use forward incorporation by reference. In your analysis, please address the fact that you have not made dividend payments on your preferred stock, including your Series F Preferred Stock.

Response: In response to this comment, Amendment No. 1 is filed on Form S-1 so that the Corporation can rely on General Instruction VII and incorporate by reference historical filings in accordance with General Instruction VII of the Form S-1. Please see “Incorporation of Certain Documents by Reference” on page 4 and “Description of Capital Stock” on page 81 of Amendment No. 1.

5.	We refer you to the discussion of proration described on page 6 and elsewhere in your prospectus. Please advise how proration in this manner is consistent with Exchange Act Rule 13e-4(f)(3) given its limitation of proration to a class of securities. In contrast, we note that the Exchange Offer proration for each holder validly tendering Preferred Stock will be based on the proration factor of the aggregate liquidation preference “of all five series of Preferred Stock, treated together” (emphasis added). In responding to this comment, please address that the application of proration to all five series in this manner would not necessarily result in the same proration factor determined by applying proration on a series by series basis, given that in the latter scenario, each series of Preferred Stock may have different percentages of aggregate liquidation preference tendered in the Exchange Offer.
     Response: We believe that our approach to proration is consistent with Rule 13e-4(f)(3), which governs “a tender offer for less than all of the outstanding equity securities of a class.” The five series of Preferred Stock that will be the subject of the Exchange Offer have equal ranking and identical substantive rights. Moreover, we will be offering the same number of shares of Common Stock in exchange for each share of Preferred Stock.
     Consideration of the nature of the character and rights of the securities, rather than simply the forms in which the securities were issued, is consistent with the determination of a “class” of securities subject to registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g)(5) of the Exchange Act defines “class” for purposes of Section 12(g) as including “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” Under the present circumstances, the five series of Preferred Stock are of substantially similar character and the holders of the preferred stock of those series enjoy substantially similar rights and privileges. Moreover, since we believe that Rule 13e-4(f)(3)

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

was crafted to ensure the fair treatment of holders of securities that have identical rights, we believe that our approach to proration is fair to the holders of Preferred Stock, and probably fairer to the holders of Preferred Stock than proration by series.
The holders of the Preferred Stock hold securities that have the same ranking with respect to dividends and upon liquidation, winding up or dissolution. In this regard, the Certificate of Designation for the Series E includes the following provision, which is similar to the ranking provision in the other certificates of designation:
The Series E Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to all classes of common stock of the Corporation and to all other equity securities issued by the Corporation the terms of which specifically provide that such equity securities will rank junior to the Series E Preferred Stock (or to a number of series of Preferred Stock which includes the Series E Preferred Stock); (ii) on a parity with the Corporation’s 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, the Corporation’s 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B, the Corporation’s 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C, Corporation’s 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D and with all other equity securities issued by the Corporation the terms of which specifically provide that such equity securities will rank on a parity with the Series E Preferred Stock (or with a number of series of Preferred Stock which includes the Series E Preferred Stock); and (iii) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities will rank senior to the Series E Preferred Stock (or to a number of series of Preferred Stock which includes the Series E Preferred Stock). For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.
In addition, each series of Preferred Stock has substantive rights that are identical to those of the other series. Each series provides for non-cumulative dividends and a liquidation preference of $25. Although each series of Preferred Stock has a different amount of shares outstanding and a different dividend rate, individual shares of each of series are treated in the same way when full dividends are not paid on parity stock. The Certificate of Designation for the Series E provides as follows with respect to the payment of dividends when full dividends are not declared, which is the same as the dividend provision in the other certificates of designation:
When dividends are not paid in full on the Series E Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series E Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the liquidation preference per share of the Series E Preferred Stock and any such other shares of stock bear to each other.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

Accordingly, upon any payment of less than full dividends, the Corporation must pay the same dividend to the holders of each of the series of Preferred Stock, since each series has the same liquidation preference per share.
Since August 2009, the Corporation has not paid dividends on the Preferred Stock. If the Corporation does not pay dividends on the Preferred Stock for eighteen monthly dividend periods, the holders of the Preferred Stock will be entitled to vote together “as a single class” to elect two additional members of the Board and take various other actions. In this regard, the Certificate of Designation for the Series E, as well as the certificates of designation for the other series of Preferred Stock, provides as follows:
If the Corporation does not pay dividends in full on the Series E Preferred Stock for eighteen monthly dividend periods (whether consecutive or not), the holders of outstanding shares of the Series E Preferred Stock, together with the holders of any other shares of stock of the Corporation having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class without regard to series, will be entitled, by written notice to the Corporation given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate general meeting of such holders convened for the purpose, to appoint two additional members of the Board of Directors of the Corporation, to remove any such member from office and to appoint another person in place of such member.
Although the redemption price for each share of Series E Preferred Stock is $25.25 until September 29, 2010 (and thereafter will be $25 per share), and the redemption price for a share of any of the other series of Preferred Stock is $25, we do not consider this difference to be substantive because redemption is only at the option of the Corporation.
Upon liquidation, the shares of each series of Preferred Stock are also treated in an identical manner. The Certificate of Designation for the Series E, as well as the certificates of designation for the other series of Preferred Stock, provides that the holders of all of the shares of Preferred Stock will share ratably in the distribution of the Corporation’s assets upon liquidation as follows:
If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Series E Preferred Stock and any other shares of stock of the Corporation ranking as to any such distribution on a parity with the Series E Preferred Stock are not paid in full, the holders of the Series E Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Corporation in proportion to the full liquidation preferences to which each is entitled.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

We believe that our method of proration is fair to the holders of the Preferred Stock because all of the shares of Preferred Stock will be exchangeable for the same number of shares of Common Stock. In light of that treatment and the fact that the five series of Preferred Stock are of substantially similar character, we believe that our method of proration achieves the intent of Rule 13e-4(f)(3), which we believe is to treat all holders of the securities that are the subject of the tender offer in a fair way. Proration by series would not be as fair to the holders of Preferred Stock because it would treat security holders differently even though they have the same substantive rights and are being offered the same consideration for their securities.
Cover Page of Prospectus
6.	Using the Minimum Share Price Limitation as a reference point, please revise to disclose the maximum number of shares of Common Stock you will issue for each share of Preferred Stock.

Response: After we determine the Minimum Share Price Limitation for the Exchange Offer, we will revise the disclosure on the Cover Page to disclose the maximum number of shares of Common Stock that the Corporation will issue for each share of Preferred Stock.
Questions and Answers about the Exchange, Offer, page 5
What is the purpose of the exchange offer? page 5
7.	You state that the purpose of this offering is to improve your capital structure given difficult economic conditions and the evolving regulatory environment. Please confirm our understanding that the company is not undertaking the offering in order to satisfy any agreement or understanding that requires the company to improve its regulatory capital position.
     Response: While the Corporation has no written agreement or understanding that requires the Corporation to effectuate the offering in order to improve its regulatory capital position, we have informed our regulators that the Corporation is undertaking the exchange offer as a step towards completing the Corporation’s capital raising activities. Additionally, Amendment No. 1 states that we have assured our regulators that we are committed to raising capital and are actively pursuing capital strengthening initiatives. In addition, Amendment No. 1 states that, in addition to the Exchange Offer, we are taking steps to implement or are considering various strategies to increase our tangible common equity and regulatory capital through (1) the issuance of approximately $500 million of equity in one or more offerings, (2) a rights offering to existing stockholders and (3) the conversion of the preferred stock that we sold to the United States Treasury on January 16, 2009 into shares of Common Stock. In particular, see the disclosure on page 5 under “Questions and Answers about the Exchange Offer — What is the Purpose of the Exchange Offer?”

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

8.	Revise your disclosure both here and in the Summary to clarify that the proposed transactions will not affect your Tier 1 capital, absent the purchase of additional shares under your shareholder’s anti-dilution rights.
     Response: In response to this comment, Amendment No. 1 clarifies that the exchange of shares of Common Stock for outstanding shares of Preferred Stock will not affect our Tier 1 capital and that Tier 1 capital will only be affected if BNS acquires shares of Common Stock upon exercise of its anti-dilution rights. In particular, see the disclosure on page 11 under “Questions and Answers about the Exchange Offer — Will the Exchange Offer Affect our Regulatory Capital Ratios.”
What are the key terms applicable to the exchange offer? page 8
9.	Please revise to disclose the meeting date for shareholder approval of the two possible Common Stock issuances.
     Response: The Corporation plans to schedule a special meeting of stockholders to approve the issuance of shares in the Exchange Offer, including to a director if he exchanges his shares of Preferred Stock, and to BNS if BNS exercises its anti-dilution right, and in the Capital Raise. In particular, see the disclosure on page 8 under “Questions and Answers about the Exchange Offer — What are the Key Terms Applicable to the Exchange Offer?” where we will add the date in a pre-effective amendment.
Conditions of the Exchange Offer, page 57
10.	The Company states in the first paragraph of this section that it is not required to accept for exchange any shares of Preferred Stock tendered in the Exchange Offer and may terminate the Exchange Offer if any of the conditions described on pages 57 to 58 exist. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is triggered, the bidder may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the bidder may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding on both points in your response letter.

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

Response: The Corporation understands that if a condition is triggered, the Corporation may not waive the condition by failing to assert it. The Corporation understands that depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the Corporation may be required to extend the Exchange Offer and recirculate new disclosure to security holders.

11.	We note the language in the last paragraph of this section, to the effect that “[i]f we fail at any time to exercise any of the foregoing rights with respect to the Exchange Offer, this will not constitute a waiver of such right with respect to the Exchange Offer.” If an event triggers a listed Exchange Offer condition, and the Company determines to proceed with the Exchange Offer anyway, it has waived the Exchange Offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional Exchange Offer materials. When an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Response: The Corporation understands that, when an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Corporation must inform security holders how it intends to proceed promptly, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Exchange Offer.
Anti-dilution Rights That May Be Triggered by the Exchange Offer, page 71
12.	Please confirm that you intend to revise the last paragraph on page 71 once the terms of the Exchange Offer have been determined to state whether the U.S. Treasury’s anti-dilution right is triggered, and if so, what the effect will be on the exercise price and number of shares underlying the warrant.
     Response: This confirms that the Corporation will revise the last paragraph on page 71 of the Registration Statement (page 75 of Amendment No. 1) to state whether the U.S. Treasury’s anti-dilution right is triggered by the terms of the Exchange Offer and, if so, the effect on the exercise price and number of shares underlying the warrant.
* * * * *

Mr. Christian Windsor
U.S. Securities and Exchange Commission
May 24, 2010

If you should have any questions, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
/s/ Lawrence Odell

Lawrence Odell
Executive Vice President and General Counsel
cc: Linda L. Griggs